July 7, 2006

Via U.S. Mail

Sandra A. Knell
Secretary
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, CA  95037

       Re:    The Coast Distribution System, Inc.
      PRE 14A
      Filed on June 28, 2006
      File No. 1-09511

Dear Ms. Knell:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Election of Directors, page 6
1. We note your indication that "the proxyholders will have the discretion to cumulate the votes represented by the proxies they hold and to cast those votes, in such proportions as they deem appropriate, for either or both of the nominees named above..."
In
the event this election becomes contested by Bell Industries, please be more specific in the discretion you will utilize to cumulate and prioritize votes. For example, assuming shareholders will give you a proxy to vote for all of your nominees, specifically state how those votes will be prioritized and, if you intend to exclude certain candidates over others in order to maximize the chance of election, specify which candidate(s) will be excluded.
Other Matters, page 26
2. Under "Possible Nomination of Board Candidates by Bell Industries," you indicate that "Bell Industries issued a press release in which it stated that it would `not hesitate to nominate two directors for election to Class III of the Board of Directors...`" Please tell us supplementally whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Supplementally describe in detail any contacts or negotiations you are having or had with Bell Industries.
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (949) 823-5150:

Ben A. Frydman, Esq.
Stradling Yocca Carlson & Rauth
The Coast Distribution System, Inc.
July 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE